UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

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                        Dave & Buster's, Inc.
                          (Name of Issuer)

                   Common Stock, $0.01 par value
                  (Title of Class of Securities)

                            23833N104
                          (CUSIP Number)

                    Lacy J. Harber
                    LJH, Corp.
                    377 Neva Lane
                    Denison, Texas   75020
                    (903) 465-6937

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          February 14, 2000
      (Date of Event which Requires Filing of This Statement)

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If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23833N104     Schedule 13D       Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

          Lacy J. Harber                 ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                                WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              1,416,100 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             1,416,100 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                        1,416,100 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       10.93%

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14   TYPE OF REPORTING PERSON*

                                        IN

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

CUSIP NO. 23833N104         Schedule 13D      Page 3 of 5 Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.01 par value per share

     Issuer:

                       Dave & Buster's, Inc.
                       2481 Manana Drive
                       Dallas, Texas 75220

     Item 2. Identity and Background

     Lacy J. Harber is Chairman, President and sole shareholder of LJH, Corporation ("LJH"), which is the record holder of the Securities reported herein. The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020.
     The principal occupation of Lacy J. Harber is self-employed investor and serving as Chairman of LJH. Lacy J. Harber is a citizen of the United States of America.

     During the last five years, neither LJH or Lacy J. Harber have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     Working capital in the amount of $1,061,850 was used to purchase an additional 143,500 shares in open market transactions at various prices and in varying amounts since January 28, 2000 bringing the total investment for 1,416,100 shares to $9,948,880.

     Item 4. Purpose of Transaction

     Lacy J. Harber acquired through LJH the shares of Common Stock of the Issuer reported herein for investment purposes and subject to the conditions set forth below, reserves the right to make additional purchases or sales of the Common Stock in the future. As the primary goal of the Reporting Person is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and business prospects of the Issuer.

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CUSIP NO.   23833N104          13D       Page   4   of   5   Pages
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     Except as described above, Lacy J. Harber has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vancancies on the board of directors of the Issuer;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquistion of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of resignation pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or;
     (j)  Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer

     Lacy J. Harber beneficially owns 1,416,100 shares of Common Stock, which constitutes 10.93% of the Company's outstanding shares of Common Stock, based upon 12,953,375 outstanding as of December 9, 1999. Lacy J. Harber has the sole power to vote and the sole power to dispose of the 1,416,100 shares of Common Stock it beneficially owned.

     Since the most recent filing, the following transactions in the Common Stock were executed in the opening market:
            14,500 shares        02/07/00          $6.92 average price
               900               02/07/00          $6.57
            50,000               02/08/00          $7.05
            33,200               02/10/00          $7.55
            10,300               02/11/00          $7.95
            34,600               02/14/00          $7.81

     No other person is known by the Reporting Person to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned.

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CUSIP No. 23822N104      Schedule 13D       Page 5 of 5 Pages

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     Item 6. Contracts, Arrangements, Understandins or Relationships
     with respect to Securities of the Issuer.

     Lacy J. Harber does not have any contracts, arrangements, or understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    February 15, 2000        Lacy J. Harber
                             By: /s/ John P. Blackmon, Attorney in Fact